FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 27, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit    Description

No.1       RNS Announcement, re: Section 198 Notice dated 27 September, 2004

27 September 2004



                             British Energy plc

UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy plc (the "Company")


In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG that on the basis that the relevant issued share capital of the Company is 620,362,444 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 30,822,324 ordinary shares of British Energy plc, amounting to 4.97%. Part of this holding may relate to hedging arrangements for customer transactions.



Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany.


END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 27, 2004                  BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations